SIM II 10-12-11

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

Guaranteed Minimum Withdrawal Benefit Rider

This rider is made part of the Contract to which it is attached and is effective on the Rider Date, as shown on the Contract Specifications. The provisions of this endorsement apply in lieu of any contract provision to the contrary.

This rider provides a minimum withdrawal benefit that guarantees a series of withdrawals from the Contract equal to a certain percentage of the Income Benefit Base subject to the conditions described in this rider. The Income Benefit Base and the Bonus Base are established for the sole purpose of determining the Annual Income Amount and are not used in calculating the cash surrender benefit or other guaranteed benefits. The Income Benefit Base and Bonus Base can not be withdrawn in a lump sum and are not payable as a death benefit. The benefits provided by this rider will terminate upon a change of ownership or assignment of the contract.

DEFINITIONS

Annual Income Amount:  an annual dollar amount calculated as a percentage of the Income Benefit Base beginning on the Coverage Date.

Bonus Base: the amount used to calculate any eligible bonus amounts during the Bonus Period.

Bonus Period:  the period beginning on the Rider Date, as shown on the Contract Specifications.

Bonus Rate: a percentage of the Bonus Base, as shown on the Contract Specifications.

Contract Value:  the value as set forth in the Contract section titled Contract Values During Accumulation Phase.

Coverage Date:  the Rider Date if the Owner is at least age 59 on the Rider Date, otherwise the first Rider Anniversary after the Owner attains age 59.

Covered Person(s):  the person or persons shown on the Contract Specifications whose age is used to determine the Lifetime Income Percentage or other benefits provided by this rider.  The Covered Person may not be changed.

Designated Fund:  any Subaccount or Fixed Account that the Company makes available for use with this rider.

Early Withdrawal:  a withdrawal taken before the rider Coverage Date.

Excess Withdrawal:  a withdrawal taken after the rider Coverage Date which, alone or when combined with any other withdrawals taken in the same Rider Year, exceeds the Annual Income Amount or the required minimum distribution amount (as defined under the Internal Revenue Code) as it pertains to the Contract, if higher.

Income Benefit Base:  the amount used to calculate the Annual Income Amount and the rider fee. The Income Benefit Base has no cash value.

Lifetime Income Percentage:  a percentage used to calculate the Annual Income Amount.

One-Time Access Withdrawal: a withdrawal that reduces the Income Benefit Base and the Bonus Base, but does not determine the Lifetime Income Percentage.

Owner:  except as otherwise specifically noted under the Single Life and Joint-Life Coverage section below, the term Owner refers to the oldest Owner; in the case of a non-natural Owner, the term Owner refers to the oldest living Annuitant.

Rider Anniversary:  the same date each year as the Rider Date with the first Rider Anniversary being one year from the Rider Date.

Rider Quarter:  a three-month period with the first Rider Quarter beginning on the Rider Date.

Rider Year:  each consecutive 12-month period from the Rider Date.

THE RIDER BENEFIT

This rider guarantees an amount up to which the Owner may withdraw each year, beginning after the Coverage Date, as long as the requirements of this rider are met. The guaranteed annual amount available for withdrawal is known as the Annual Income Amount and is described below.

How the Annual Income Amount is Determined
The Annual Income Amount is determined when the first withdrawal, other than the One-Time Access Withdrawal is taken after the rider Coverage Date. The Annual Income Amount equals the Lifetime Income Percentage multiplied by the Income Benefit Base.  The Lifetime Income Percentage is first determined based on the Owner’s attained age (attained age of the younger spouse when this rider is issued with joint-life coverage) at the time of the first withdrawal, other than the One-Time Access Withdrawal, after the rider Coverage Date in accordance with the table shown on the Contract Specifications.

The Annual Income Amount is recalculated on each subsequent Rider Anniversary, as described in the “How the Income Benefit Base is Determined” section below

The Annual Income Amount is not cumulative. If less than the Annual Income Amount is withdrawn in any one Rider Year, then the unused portion of the Annual Income Amount may not be added to withdrawals made in future Rider Years.

How the Income Benefit Base is Determined
If the Rider Date is the same as the Issue Date for the Contract, the Income Benefit Base on the Rider Date is equal to the initial Purchase Payment. If the Rider Date is after the Issue Date for the Contract, the Income Benefit Base on the Rider Date is equal to the Contract Value. After the Rider Date, the Income Benefit Base is:

•	increased immediately by any subsequent Purchase Payments accepted;
•	increased by any step-ups as described in the “Step-Up Feature” section below;
•	increased by the amount of any bonus;
•	decreased immediately following any Early Withdrawals;
•	decreased immediately following any Excess Withdrawals; and
•	decreased immediately following the One-Time Access Withdrawal.

In no event will the Income Benefit Base be adjusted to an amount greater than the Maximum Income Benefit Base, as shown on the Contract Specifications. For purposes of determining this limit, the Company reserves the right to aggregate the living benefit values of all other variable annuity Contracts owned by the Owner that have been issued by Sun Life Assurance Company of Canada (U.S.) or its affiliates.

If the Contract Value is reduced to zero immediately following an Excess Withdrawal or an Early Withdrawal or the One-Time Access Withdrawal, the Income Benefit Base will be reduced to zero, the Contract and this rider will terminate, and no annual payments will be made.

If, however, the Contract Value is reduced to zero before the Coverage Date for any reason other than an Early Withdrawal or the One-Time Access Withdrawal, we will provide an annual payment beginning on what would have been the Coverage Date.  This payment will be equal to the Income Benefit Base immediately before the Contract Value is reduced to zero multiplied by the Lifetime Income Percentage in effect on your Coverage Date, as shown on the Contract Specifications.

If the Contract Value is reduced to zero after the Coverage Date for any reason other than an Excess Withdrawal or the One-Time Access Withdrawal, we will provide an annual payment equal to the Income Benefit Base immediately prior to the Contract Value going to zero multiplied by the existing Lifetime Income Percentage. In the Rider Year when the Contract Value is reduced to zero, we will pay an amount equal to the remaining Annual Income Amount for that Rider Year. Thereafter, we will provide an annual payment as a single payment after each Rider Anniversary

These payments will continue for as long as the Owner lives. If the Owner elected joint-life coverage, these payments will continue as long as either the Owner or the Owner’s spouse lives.

Purchase Payments
While this rider is in effect, we reserve the right not to accept subsequent Purchase Payments. After the first Rider Anniversary, the sum of any subsequent Purchase Payments accepted in any given Rider Year may not be greater than the Maximum Subsequent Purchase Payments, as shown on the Contract Specifications, without our prior consent.

If any subsequent Purchase Payments are made following the Rider Date, then the Income Benefit Base and Bonus Base will increase by the amount of the Purchase Payment on the date it is received, and the Annual Income Amount is recalculated.

Withdrawals
All withdrawals will reduce the Contract Value by the amount of the withdrawal and are subject to withdrawal charges if they are in excess of the greatest of the Annual Income Amount, the Contract free withdrawal amount or any minimum distribution amount required under the Internal Revenue Code. If the Owner requests a withdrawal over the telephone, the Company will let the Owner know if any portion of such withdrawal amount will cause an Excess Withdrawal. When making a request in writing, the Owner will be advised of the option to call for this information.

Withdrawals that do not exceed the Annual Income Amount in a Rider Year will not reduce the Income Benefit Base.

Currently, any withdrawal in excess of the Annual Income Amount that is taken to satisfy required minimum distributions (as defined under the Internal Revenue Code and calculated by the Company) as it pertains to the Contract will not be treated as an Excess Withdrawal, and will not reduce the Income Benefit Base. However, if there is any material change to the current Internal Revenue Code and IRS regulations and guidelines governing the timing or determination of required minimum distribution amounts, then the Company reserves the right to treat any withdrawal greater than the Annual Income Amount as an Excess Withdrawal, which may significantly reduce the Income Benefit Base.

One-Time Access Withdrawal
After the rider Coverage Date, you may elect the One-Time Access Withdrawal if you have not taken any prior withdrawals.  The One-Time Access Withdrawal will not start the determination of the Annual Income Amount.  The One-Time Access Withdrawal will reduce the Bonus Base and the Income Benefit Base in the same proportion as the amount withdrawn reduces the Contract Value, and the Annual Income Amount is recalculated.  If the One-Time Access Withdrawal is taken in any Rider Year during the Bonus Period, then a bonus amount will not be added to the Income Benefit Base during that year, but the Bonus Period will not end.

The One-Time Access Withdrawal is not available for a withdrawal made as part of an exchange under Internal Revenue Code §1035 or as part of a transfer or rollover to an eligible retirement plan as defined by the Internal Revenue Code.

The One-Time Access Withdrawal is not available for any subsequent withdrawals once an Early Withdrawal is taken, as described in the “Early Withdrawals” section below

Early Withdrawals
Early Withdrawals will reduce the Income Benefit Base and the Contract Value. When an Early Withdrawal is taken, the Income Benefit Base will be reduced in the same proportion as the amount withdrawn reduces the Contract Value. The new Income Benefit Base will be set on the date of the withdrawal.

If an Early Withdrawal is taken, then the first withdrawal will automatically be treated as the One-Time Access Withdrawal as described in the “One-Time Access Withdrawal” section above.  If a second Early Withdrawal is taken, then the Bonus Period will end on the date of the withdrawal.

Excess Withdrawals
Excess Withdrawals will reduce the Income Benefit Base in the same proportion as the Contract Value is reduced by the amount of the withdrawal that exceeds the Annual Income Amount or the required minimum distribution amount (as defined under the Internal Revenue Code and calculated by the Company) as it pertains to the Contract, if higher. At the time of an Excess Withdrawal, the Annual Income Amount is set to zero for the remainder of that Rider Year.

The One-Time Access Withdrawal, Early Withdrawals and Excess Withdrawals may reduce the Income Benefit Base and the future annual payments provided by this rider by more than the dollar amount of the withdrawal.  If the Contract Value is reduced to zero immediately following an Early Withdrawal, Excess Withdrawal or the One-Time Access Withdrawal, the Income Benefit Base will be reduced to zero, the Contract and this rider will terminate, and no annual payments will be made.

Rider Fee
While this rider is in effect, a fee will be deducted from the Contract Value on the last Business Day of each Rider Quarter. The Company will deduct the rider fee on a pro rata basis from the Contract Value allocated to each Subaccount. The initial quarterly Rider Fee Rate is as of the Rider Date and is shown on the Contract Specifications. The rider fee is equal to the quarterly Rider Fee Rate multiplied by the Income Benefit Base on the last day of the Valuation Period for each Rider Quarter. The quarterly Rider Fee Rate may change but will never be greater than the Maximum Rider Fee Rate shown on the Contract Specifications. If the quarterly Rider Fee Rate changes, then the Company will notify the Owner in writing. Any change to the quarterly Rider Fee Rate will apply unless the Owner elects to terminate this rider.

The rider fee will continue to be deducted until the earliest of the Annuity Income Date, the date the Contract Value equals zero, and the date this rider terminates. When this rider terminates, the Company will deduct a pro-rata portion of the rider fee based on the amount of time that has elapsed between the prior Rider Quarter and the date this rider terminates.

Bonus Feature
The Bonus Base is equal to the Income Benefit Base on the Rider Date and is increased for subsequent Purchase Payments and step-ups, and decreased for the One-Time Access Withdrawal. If no withdrawal is taken in any Rider Year during the Bonus Period then a bonus amount, equal to the current Bonus Base, multiplied by the Bonus Rate shown on the Contract Specifications, will be added to the Income Benefit Base at the end of that Rider Year. If a withdrawal is taken in any Rider Year during the Bonus Period, then no bonus will apply.  A bonus will not be available if a step up applies, as described in the “Step-Up Feature” section below.
The Bonus Period, as shown on the Contract Specifications, is not renewable and will end early if a withdrawal (other than the One-Time Access Withdrawal) is taken in any Rider Year during the Bonus Period.

Step-Up Feature
On each Rider Anniversary during the Bonus Period, if the Contract Value is greater than the Income Benefit Base, adjusted by any Bonus then the Company will step-up (increase) the Income Benefit Base and the Bonus Base to an amount equal to the Contract Value.

If no withdrawals are taken in any given Rider Year during the Bonus Period and if the step-up for that Rider Year is less than the Bonus Base, multiplied by the Bonus Rate shown on the Contract Specifications, a step-up will not apply. Instead the Income Benefit Base will be increased as described in the “Bonus Feature” section above, and the Bonus Base will not be increased.

On each Rider Anniversary after the Bonus Period and before the Annuity Income Date, if the Contract Value exceeds the current Income Benefit Base, then the Company will automatically increase the Income Benefit Base to an amount equal to the Contract Value.

When a step-up occurs, the Lifetime Income Percentage will be based on the attained age of the Owner (attained age of the younger spouse when this rider is issued with joint-life coverage) at the time of step-up in accordance with the table shown on the Contract Specifications. After a step-up, the Annual Income Amount will be equal to the Lifetime Income Percentage multiplied by the new Income Benefit Base.

Designated Funds
While this rider is in effect, the entire Contract Value must be allocated to one or more of the Designated Funds and in accordance with the allocation percentages specified. The Contract Value will be automatically rebalanced once each calendar quarter according to the current target allocations of the Designated Funds elected by the Owner.

The Company reserves the right to change the available Designated Funds on new and existing Contracts.  The Company will notify the Owner prior to any change to the available Designated Funds.  Unless otherwise provided, any time there is a change in the Designated Funds, the Contract Value will remain in the previously available Designated Funds.  However, any future transfers or Purchase Payments may only be allocated to the Designated Funds then available.  In the event of step-up, the Company reserves the right to require that all Contract Values be allocated to the Designated Funds then available at the time of step-up.  Any transfer or allocation of Purchase Payments other than to a Designated Fund will result in cancellation of this rider.

Single-Life and Joint-Life Coverage
The Owner has the option of electing this rider with single-life coverage or, for a higher Rider Fee Rate, with joint-life coverage. Joint-life coverage is available only if the Owner and sole primary Beneficiary are spouses.  If joint-life is elected, then the term Owner refers to the younger spouse. Joint-life coverage can be elected on an individually-owned Contract or on a co-owned Contract, but is not available to non-natural Owners or to Owners who are unmarried as of the Rider Date. A co-owned Contract must be owned only by spouses. Single-life coverage provides an Annual Income Amount for as long as all Owners are alive. Joint-life coverage provides an Annual Income Amount for as long as either the Owner or the Owner’s spouse is alive. If joint-life coverage is elected, then the benefits made available under this rider are based on the age of the younger spouse.

Either single-life or joint-life coverage must be elected no later than the Rider Date. Once elected, the Owner may not switch between single-life and joint-life coverage. With respect to joint-life coverage, should the Owner’s spouse (as of the Rider Date) cease to be the spouse or to be the sole primary Beneficiary under the Contract, then this rider will continue for the Owner and no new spouse can be added. Under these circumstances, however, the higher fee associated with joint-life coverage will continue to be assessed, and all rider benefits will continue to be based on the age of the younger spouse.

Death of Owner
If single-life coverage was selected, then at the death of any Owner, this rider terminates and the Beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Contract.  Alternatively, if the surviving spouse is the sole primary Beneficiary and elects to continue the Contract (spousal continuation), then the spouse may have the additional option of electing a guaranteed minimum withdrawal benefit rider if the Company makes such rider available for this purpose.

If joint-life coverage was selected and one of the Owners dies, then this rider will continue, provided that the surviving spouse, as the sole primary beneficiary, continues the Contract (spousal continuation).  In such case, this rider will continue to provide the surviving spouse with the same benefits and coverage as elected on the Rider Date, and the following conditions will apply:

•	the new Contract Value will be the Death Benefit;
•	the Income Benefit Base and Bonus Base will remain unchanged until the next increase or decrease activity as described in the “How the Income Benefit is Determined” section above;
•	the joint-life Rider Fee Rate will continue to the surviving spouse;
•	any applicable Bonus Period will continue and remain unchanged unless a withdrawal is taken, as described in the “Bonus Feature” section above;
•
if withdrawals have not yet been taken, the Lifetime Income Percentage will be based on the age the younger spouse attains (or would have attained) on the date of the first withdrawal after the rider Coverage Date;

•	no new spouse may be added; and
•	this rider will terminate upon death of the surviving spouse.

Alternatively, the surviving spouse may choose to take any available option under the Death Benefit provisions of the Contract, and the Contract and this rider will both terminate.

In all cases, the Company will not permit a Beneficiary to make any election that would adversely affect the treatment of the Contract as an annuity contract under the Internal Revenue Code.

Reports
While this rider is in effect, the report provided to the Owner as described in the Contract will include the following:

•	before the Coverage Date, the Income Benefit Base and the Annual Income Amount as of the Coverage Date; and
•	after the Coverage Date, the Income Benefit Base and the Annual Income Amount as of the end of the current report period.

Maximum Annuity Income Date
If the Contract Value is greater than zero on the maximum Annuity Income Date, then the Owner may elect to:

1.	make a full surrender as described in the Contract;
2.	annuitize the Contract Value under one of the then currently available Annuity Options; or
3.
annuitize the Contract Value as a single-life annuity (or a joint-life annuity, if joint-life coverage was elected on the Rider Date and still applies) with an annualized annuity payment of not less than the Annual Income Amount that would have been payable immediately prior to the maximum Annuity Income Date.

If no election is made, then the Company will default to the third option described above.

Termination of this Rider
This rider will terminate upon the earliest of the following:
•	the date we approve the Owner’s request to terminate this rider;
•	the date a Purchase Payment or transfer is allocated other than to a Designated Fund or outside the specified allocation percentages;
•	the date the Income Benefit Base equals zero immediately following an Early Withdrawal an Excess Withdrawal or a One-Time Access Withdrawal;
•
a change of ownership of the Contract, unless the new Owner or assignee assumes full ownership of the contract and has the same tax identification number as the previous Owner, ownership is transferred from a custodian to a new Owner or the assignment is for the purposes of effectuating a 1035 exchange of the contract;

•	the Annuity Income Date under the Contract;
•	the death of the Owner (if single-life coverage was elected); or
•	termination of the Contract.

 /s/ Westley V. Thompson

 [Westley V. Thompson, President]

ICC11-VA-R-02